Exhibit (a)(1)(D)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock

of

Titanium Asset Management Corp.

at

$1.08 Net Per Share
Pursuant to the Offer to Purchase dated September 12, 2013

by

TAMCO Acquisition, LLC,
a direct wholly-owned subsidiary of
TAMCO Holdings, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 9, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

September 12, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by TAMCO Acquisition, LLC, a Delaware limited liability company (which we refer to as “Purchaser”) and a direct wholly-owned subsidiary of TAMCO Holdings, LLC, a Delaware limited liability company, to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Titanium Asset Management Corp., a Delaware corporation (which we refer to as the “Company”), not already owned by Parent or Purchaser at a purchase price of $1.08 per Share, net to the seller in cash without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Also enclosed is the Solicitation/Recommendation Statement of the Company (the “Solicitation/Recommendation Statement”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Certain conditions to the Offer are described in the Offer to Purchase under the caption Section 15—“Conditions of the Offer.”

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.    The Offer to Purchase;

2.    The Solicitation/Recommendation Statement;

3.    The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

4.    A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Continental Stock Transfer & Trust Company (the “Depositary”) by the expiration date of the Offer;

5.    A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.    A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at midnight, New York City time, on October 9, 2013, unless the Offer is extended or earlier terminated.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions, including, among other things: (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer a number of Shares (A) representing at least a majority of the outstanding Shares, excluding Shares owned by Parent, Purchaser, any direct or indirect equityholder of Parent or any Parent Director (as defined in the Offer to Purchase) or executive officer of the Company or any of its subsidiaries and (B) that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the expiration of the Offer, plus the number of Shares to be purchased by Purchaser pursuant to the Top-Up (as defined below), represents at least one Share more than 90% of (x) the outstanding Shares as of immediately prior to the expiration of the Offer plus (y) the number of Shares to be purchased by Purchaser under the Top-Up (the foregoing clauses (x) and (y), the “Fully Diluted Share Number”) and (ii) Parent and Purchaser having received the proceeds of the debt financing pursuant to a letter agreement among Parent, Purchaser and Park Bank. “Top-Up” means the irrevocable right granted to Purchaser by the Company to purchase, at the offer price of $1.08 per share, up to a number of newly issued, fully paid and nonassessable Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser after giving effect to the consummation of the Offer, shall constitute one Share more than 90% of the Fully Diluted Share Number. Other conditions to the Offer are described in the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Morrow & Co., LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms Call Collect: (203) 658-9400
All Others Call Toll Free: (800) 607-0088
 E-mail: tender.info@morrowco.com

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